Exhibit 99.1

Trillion Energy Announces Commencement of Operations on Tripods

January 2, 2025 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62), is pleased to announce the continuation of the velocity string tubing program on two tripods after previously completing operations on the Akcakoca platform in late November.

This week, a crane barge arrived at the SASB gas field to transport the snubbing unit from the Akcakoca platform to the Akkaya tripod for the next operation on the Alapli-2 well where 2,996 meters of 2 3/8 tubing will be run.

Following the completion of Alapli-2, the crane barge will move the snubbing unit to the East Ayazli tripod where 2,888 meters of 2 3/8 VS tubing will be run in the Bayhanli-2 well.

Trillion will use three sets of burst discs in each well to float the tubing in the horizontal section of the wells during installation, which will then be ruptured. The crane barge and snubbing crew will be released once the VS string is run in the wells safely, following which, nitrogen stimulation activities will occur. Nitrogen lifting has been recently proven effective in kicking off the gas wells to date.

The whole operation is expected to be completed within approximately two weeks, weather permitting.

The Company and its technical advisors will continue working onsite to optimize production. Gas lift compressors are currently being sized for various wells, the first being South Akcakoca.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. More information may be found on www.sedar.com, and our website.

Contact

Brian Park, VP of Finance

1-778-819-1585

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.